UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.)*

LM ERICSSON TELEPHONE COMPANY
(Translation of registrant’s name into English)

(Name of Issuer)
Class B Shares (SEK 5.00 nominal value)

(Title of Class of Securities)

294821608**

(CUSIP Number)

Petra Hedengran
Managing Director and General Counsel
Investor AB Arsenalsgatan 8C, SE-103 32
Stockholm, Sweden
+46 8 614 20 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Alan M. Klein, Esq.
Edgar J. Lewandowski, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

May 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

**There is no CUSIP number assigned to the Class B Shares. CUSIP number 294821608 has been assigned to the American Depositary Shares (“ADSs”) of the Company. Each ADS represents one Class B Share.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294821608
1	NAMES OF REPORTING PERSONS
Investor AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
170,982,932

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
170,982,932

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170,982,932

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 3,086,495,752 Class B shares (SEK 5.00 nominal value) (the “Class B Shares”) of LM Ericsson Telephone Company outstanding, less 12,184,543 Class B Shares held in Treasury, in each case, as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 2, 2024.

2

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to Class B shares, SEK 5.00 nominal value (the “Class B Shares”) of LM Ericsson Telephone Company, a limited liability company organized under the Swedish Companies Act (the “Issuer”). The address of the principal executive offices of the Issuer is Torshamnsgatan 21, Stockholm, Sweden 164 83 Sweden.

Item 2.	Identity and Background

This Schedule 13D is being filed by Investor AB (the “Reporting Person”).

The address of the Reporting Person is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.  The Reporting Person is organized under the laws of Sweden.  Investor AB is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Person is set forth on Schedule A hereto.

During the last five years, none of the Reporting Person, and to the best of the Reporting Person’s knowledge and belief, any person named in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source And Amount of Funds or Other Consideration

On May 16, 2024, the Reporting Person purchased 25,000,000 Class B Shares in a block trade for an aggregate cost of SEK 1,568,750,000 or approximately $146,392,484. The funds used in making such purchases were from the working capital of the Reporting Person. The Class B Shares were purchased using Swedish Krona. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for 10.72 SEK was used. The remainder of the Class B Shares held by the Reporting Person have been acquired over the Reporting Person’s investment in the Issuer beginning in the 1940’s.

Item 4.	Purpose of the Transaction

The Reporting Person acquired the securities of the Issuer reported herein as part of its ordinary course investment activities and intends to review on a continuing basis its investment in the Issuer.  Depending on its review and evaluation of the business and prospects of the Issuer and the price level of the securities of the Issuer, or such other factors as it may deem relevant, the Reporting Person may acquire additional securities of the Issuer; may sell all or any part of its securities of the Issuer in the open market, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended; may transfer shares to affiliated entities or may engage in any combination of the foregoing.  Subject to applicable law and contractual limitations, the Reporting Person may enter into derivative transactions, margin loans, hedging transactions or alternative structures with respect to the securities of the Issuer. In connection with the purchases described in Item 3 above, the Reporting Person has evaluated and will continue to evaluate the possibility of purchasing additional shares of Class B common stock or other securities of the Issuer, although no decision has yet been made to pursue such purchases and there is no assurance that any such additional purchases will occur. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Person may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Mr. Jacob Wallenberg, Chairman of the Board of Investor AB, was appointed as a member of the Board of Directors of the Issuer in June, 2011 and currently serves as Vice Chairman. As a director of the Issuer, Mr. Wallenberg may have influence over the corporate activities of the Issuer, including activities that may relate to transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  As a member of the Board of Directors of the Issuer, part of the director fees payable to Mr. Wallenberg may be paid in the form of synthetic shares.  As of the date hereof, Mr. Wallenberg directly owns 427,703 Class B Shares and 34,041 synthetic shares.

3

Other than as described above, Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 6 of this Schedule 13D and the responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(a)-(b) Investor AB may be deemed to be the beneficial owner of the 170,982,932 Class B Shares held directly which represents approximately 5.6% of the total number of outstanding Class B Shares based on 3,086,495,752 Class B Shares of the Issuer outstanding, as disclosed by the Issuer in its Report on 6-K filed with the Securities and Exchange Commission on May 2, 2024, less 12,184,543 Class B Shares held in Treasury as disclosed therein.

Investor AB may be deemed to be the beneficial owner of 120,762,803 shares of Class A common stock, SEK 5.00 nominal value (the “Class A Shares”).  Holders of Class A Shares are entitled to one vote for each Class A Share held on all matters submitted to a vote of stockholders and holders of Class B Shares are entitled to one vote per 10 Class B Shares held on all matters submitted to a vote of stockholders. Together, the Class B Shares and the Class A Shares beneficially owned by Reporting Person constitutes approximately 24.2% of the total voting power of the Issuer and approximately 8.7% of the total shares outstanding based on an aggregate of 3,336,067,192 Class A and Class B Shares outstanding.

(c) Except as disclosed in Items 3 and 6 of this Schedule 13D, the Reporting Person has not effected any transactions in the Class B Shares in the past 60 days.

(d) To the best knowledge of the Reporting Person, no persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer

The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

In 2016, the Reporting Person issued 1,000,000 call options to Börje Ekholm, the President, Chief Executive Officer and member of the Board of Directors of the Issuer. Each call option entitles Mr. Ekholm to purchase of one Class B Share of the Issuer from the Reporting Person at a strike price of SEK 80 per share (to be recalculated to neutralize the effects of dividend payments and other value transfers during the option period) after a seven-year period. The exercise period is one year with the possibility to be extended for up to one year in the event that the holder is unable to exercise the option during the exercise period due to a regulatory restriction or prohibition.

On May 7, 2024, the Reporting Person issued 132,538 call options to Jan Carlson, the Chair of the Board of Directors of the Issuer at a price of SEK 15.09 per option.  Each call option entitles Mr. Carlson to purchase of one Class B Share of the Issuer from the Reporting Person at a strike price of SEK 68.62 per share (to be recalculated to neutralize the effects of dividend payments and other value transfers during the option period).  The exercise period commences on May 7, 2030 and terminates on May 7, 2031.

Item 7.	Material To Be Filed As Exhibits

Not Applicable.

4

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Helena Saxon
Name:	Helena Saxon
Title:	Chief Financial Officer

SCHEDULE A
 Directors and Executive Officers of Investor AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Vice Chairman Director	Swedish	Director of various companies	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Christian Cederholm	CEO, Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Katarina Berg	Director	Swedish	Chief Human Resources Officer: Spotify; Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British and Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Isabelle Kocher	Director	French	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sara Öhrvall Conradi	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sven Nyman	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Mats Rahmström	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Thomas Kidane	Managing Director	Swedish	Co-Head of Patricia Industries	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Yuriy Prilutskiy	Managing Director	American	Co-Head of Patricia Industries	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Companies, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jacob Lund	Managing Director	Swedish and Norwegian	Chief Communications & Sustainability Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jessica Häggström	Managing Director	Swedish	Head of Human Resources, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden